SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that the Board of Directors of Eletrobras, at a meeting held on December 15, 2017, approved the new Business and Management Master Plan for the period from 2018 to 2022 ("PDNG 2018- 2022 ").

Business identity

Mission: Acting in the energy markets in an integrated, cost-effective and sustainable form;

2030 Vision: Being among the top three global companies of clean energy and among the 10 largest in the world in electricity, with profitability comparable to the best in the industry and being recognized by all itsstakeholders;

Values: Ethics and transparency; Focus on results; Valuation Commitment of people; entrepreneurship and innovation and sustainability.

The Eletrobras` Companies Business and Management Master Plan for the five-year period 2018-2022, based on its Strategic Plan 2015-2030, includes goals and projects to achieve the strategic objectives and maintaining alignment with Company's Business Identity: Eletrobras - Mission, 2030 Vision and Values. This PDNG 2018-2022 presents some updates regarding the PDNG 2017-2021.

PDNG 2018-2022 AMBICIOUS STRATEGIC:

To maximize the potential of competitive advantages in Generation, Transmission and Trading energy, achieving the corporate sustainability recognized by all stakehoders.

RELEVANT FACT

Like the PDNG 2017-2021, in order to face the challenges that remain, for the next five-years period, the PDNG 2018-2022 will consider as priority the same three strategic pillars: Governance and Compliance, Financial Discipline and Operational Excellence.

However, in addition to the Extraordinary Retirement Program (PAE), with the consequent termination of employees in 2017 and the beginning of the implementation of the Shared Services Center and the Integrated Management System (ERP), the Company considers the prioritization as relevant of projects related to people management, which resulted in the inclusion of the fourth pillar "Valuing of People" in PDNG 2018-2022.

Finally, in line with the strategic guidelines established by the Estrategic Plan 2015-2030 and the alignment with Agenda 2030 launched by the United Nations, adopted by the Brazilian Government, the Company created the fifth pillar "Sustainable Performance" which should harbour projects related to sustainability.

The PDNG 2018-2022 provides investments in the generation, transmission, distribution and infrastructure segments and others, which in the five-year period totaled about R$ 19.75 billion, as shown below. The investments in distribution are due to the expected period for the conclusion of the privatization process and/or termination of distribution activities.

						Values in R$ thousand
Details	2018	2019	2020	2021	2022	2018 - 2022
Corporate Investmens	4,381,824	3,093,866	2,490,297	2,205,130	2,067,960	14,239,077
Generation	1,318,781	966,581	1,053,147	936,006	872,162	5,146,677
Transmission	2,367,430	1,857,587	1,184,075	994,385	896,433	7,299,910
Infraestructure and Others	434,788	269,698	253,075	274,739	299,365	1,531,665
Distribution	260,825	0	0	0	0	260,825
Investiment in SPEs	1,825,827	688,084	677,392	898,108	1,427,784	5,517,195
Generation	1,489,884	389,110	639,353	890,725	1,427,784	4,836,856
Transmission	335,943	298,974	38,039	7,383	0	680,339
Total Investiments	6,207,651	3,781,950	3,167,689	3,103,238	3,495,744	19,756,272

The following figure lists the main diagnosed challenges to be overcome, through projects developed in five strategic pillars of the "Challenge Plan 22":

RELEVANT FACT

Each pillar is associated with a set of Initiatives (Projects) that will allow the achievement of these goals, as follows:

1st Strategy: Governance and Compliance: through 4 initiatives

1st Initiative: Consolidation of the Eletrobras 5 Dimension Program

The Eletrobras 5 Dimension Program has been implemented in all Eletrobras Companies in order to comply with international corporate governance standards, laws and regulations, including the US Sarbanes-Oxley Act of 2002, the US Foreign Corrupt Practices Act. The Brazilian Securities and Exchange Commission (SEC), the Brazilian Securities and Exchange Commission (CVM), the Brazilian Institute of Corporate Governance (IBGC) and the Brazilian Securities and Exchange Commission (CVM) and the Organization for Economic Co-operation and Development (OECD), among others, and adheres to good corporate governance and corporate governance practices. Eletrobras expects to conclude the implementation until the end of 2018.

According to its code of ethics, Eletrobras does not tolerate corruption or any other illegal commercial practices by its employees, contractors or suppliers, and therefore has taken a series of initiatives involving its economic activities and its corporate governance system.

Its implementation follows the following structure:

            1 - Development of the Management Environment of the Integrity Program;

RELEVANT FACT

            2 - Periodic Risk Analysis;

            3 - Structuring and Implantation of Policies and Procedures of the integrity program;

            4 - Communication and Training;

            5 - Monitoring of the Program, measures of remediation and application of penalties;

Estimated benefits in the PDNG 2018-2022

•         creating a safe environment for doing business;

•         increased investor confidence by generating an increase in market value;

•         Improvement in borrowing and financing conditions due to increased investor confidence

•         reduction of costs and contingencies with investigations and fines

2nd Initiative: Continuous Improvement of the Internal Control Environment

Adopt measures to eliminate the material weaknesses reported on Form 20F of 2016, disclosed on April 2017, until the disclosure of Form 20F of 2017, to be disclosed on April 2018.

Estimated benefits in the PDNG 2018-2022

•         Mitigation of critical risks in Eletrobras companies, anticipating threats and avoiding financial losses in the company's business operations;

•         Greater confiability of the main stakeholders enabling an increase in the value of the shares and improvement in the financing conditions;

•         Compliance improvement with the rules of governance of the Securities and Exchange Commission (SEC) and The New York Stock Exchange - NYSE.

3rd Initiative: Implement actions for Listing in Indices and obtaining of Corporate Governance stamps.

Implement actions to improve best practices in Corporate Sustainability in Eletrobras companies. The company's target is ISE Bovespa, the Dow Jones Sustainability Index, the Corporate Governance for Stamp State-owned companies from B3- Brasil, Bolsa, Balcão (São Paulo Stock Exchange) and maintenance at IG-SEST of the Secretaria de Coordenação e das Empresas Estatais.

 Estimated benefits

•         Obtain improvement in the practices of Corporate Sustainability at Eletrobras.

•         Improve the company's institutional image, especially with investors.

•         Listings in sustainability and corporate governance indexes enhance corporate reputation and increase the value perception of stakeholders, notably investors.

RELEVANT FACT

4th Initiative: Preparation for Democratization of Capital

The Ministry of Mines and Energy (“MME”) proposed to the Council of the Program of Investment Partnerships (“CPPI”) of the Presidency of the Republic, the privatization of Eletrobras through the capital democratization.

According to the MME recommendation, the democratization of Eletrobras' capital must occur mainly through capital increase by public subscription of common shares, without the subscription on new shares by Federal Government, (directly or indirectly through a company controlled by it) in this process, diluting its shareholding.

The execution of the mentioned operation depends on governmental authorizations, evaluation of the legal and regulatory authorizations that will be necessary, evaluation of the model to be adopted and observance of the specific legislation, including the rules of SEC – Securities and Exchange Commission, São Paulo Stock Exchange (B3 – Brasi, Bolsa e Balcão), New York (NYSE) and Madrid Stock Exchange(Latibex).

Estimated benefits in the PDNF 2018-2022

•         Increase in the revenues of Eletrobras Companies, as a result of the possible change in the current regime for the sale of electric power quotas, established by Law 12.783 / 2013 when extended the generation concessions;

•         Possibility of new investments due to the increase in revenue and capital of the new partner, and

•         Increase in investment volume for recovery of the São Francisco river.

2nd Strategy: Financial Discipline: 9 associated initiatives

1st Initiative: Privatization of Distribution Companies

Depending on the deliberation to be taken by the 169th Extraordinary General Meeting, to be held on December 28, 2017, the privatization of the distributors (i) Companhia de Eletricidade do Acre - Eletroacre; (ii) Centrais Elétricas de Rondônia S.A. - Ceron; (iii) Amazonas Distribuidora de Energia S.A. - Amazonas Energia; (iv) Boa Vista Energia S.A. – Boa Vista; (v) Companhia Energética de Alagoas - Ceal; and (vi) Companhia Energética do Piauí - Cepisa, may occur until July 31, 2018 or such distributors may be liquidated.

                   Estimated benefits in the PDNG 2018-2022

•         The Company's exit from the distribution segment, as a distributors 'subsidiary, may contribute to the improvement of Eletrobras' Ebitda and will also prevent the disbursement of funds by Eletrobras to finance the cash deficit and investments of these distributors, contributing to the reduction strategy of the net debt/ebitda indicator.

 2nd Initiative: Sale of administrative real state

RELEVANT FACT

•         Availability of administrative properties of Eletrobras holding from the concentration of its employees in Eletros (Pension Fund of Eletrobras) building, in Rio de Janeiro and will contribute to the reduction of the actuarial deficit of the BD Plan – (Defined Benefit);

•         Sale of all properties not linked to the activity of Eletrobras Companies.

   Estimated Benefits in the PDNG 2018-2022

•         Reduction of administrative and maintenance costs with these properties;

•         Contribute to the reduction of the actuarial deficit of the BD - Defined Benefit Plan;

3rd Initiative: Sale of Participation in Special Purpose Entities - SPEs

Desinvestment of assets that may occur through the following forms/steps:

1. Sale of the assets by Eletrobras to third parties; and

2. Sale of assets, directly by the Eletrobras subsidiaries, to third parties.

Estimated Benefits in PDNG 2018-2022

• Reduce indebtedness, through the payment of debts with the amount obtained through the sale of shareholdings and corporate assets;

• For the purposes of estimates, within the scope of this initiative, a total of 77 SPEs and 6 corporate ventures totaling approximately R$ 4.6 billion, at book value in the base date of June 30, 2017.

4th Initiative: Corporate Restructuring (Eletrosul + CGTEE) and     Unbundling of the Amazonas Distribuidora de Enegia S.A

•     Corporate restructuring aiming at the search for synergy between Eletrosul Centrais Elétricas S.A (“Eletrosul”) and Companhia de Geração Térmica de Energia Elétrica (“CGTEE”);

•     De-verticalization of the distribution, generation and transmission activities of Amazonas Distribuidora de Energia S.A (“Amazonas Energia”), through Amzonas Geração e Transmissão (“Amazonas GT”) to enable the privatization of Amazonas Energia.

•     Evaluate corporate alternatives to ensure the operational and financial viability of Amazonas GT.

  Estimated benefits in the PDNG 2018-2022

•     Greater operational, tax, economic - financial and corporate synergy between companies.

5th Initiative: Tax Optimization

•         Conduct a survey to a better use of tax credits.

RELEVANT FACT

  Estimated Benefits in PDNG 2018-2022

•         Better use of tax credits.

6th Initiative: Compulsory loan

Mitigate risks associated with lawsuits involving compulsory electric energy loans, mainly through:

•         Conclusion of the review and reclassification of the database of legal proceedings, and;

•         Proceedings with the Supreme Court of Justice ("STJ"), regarding Eletrobras' regressive actions against the Federal Government, for collection of the portions related to the Union's solidarity in compulsory legal judicial proceedings, with the potential of reversing funds to the Company.

Estimated Benefits in PDNG 2018-2022

•         Possible recovery of funds to the Company arising from the collection of the collection actions against the Federal Government.

7th Initiative: Social security Funds

Conclude measures to decrease and equate the deficits of the Pension Funde of the Eletrobras Companias (Fundos de Seguridade Social das empresas Eletrobras – “Eletros”)

  Estimated Benefits in PDNG 2018-2022

▪  Effectiveness in the control of the benefit plans, allowing a better performance in the results of the plans, regarding investments, actuarial calculations and performance of EFPC - Entidades Fechadas de Previdência Complementar, Entities of Complementary Pension Plans;

▪  Risk monitoring for Eletrobras companies in order to mitigate future problems.

8th Initiative: Zero base budget

Implement the methodology of planning and budgeting known as “Zero Base Budget” in Eletrobras companies, including:

•         Reduction of rental expenses, IPTU (Municipal Property Tax), condominium, third party service, travel, logistics, marketing, security, information technology (IT), communication, property maintenance and other relevant costs of Eletrobras companies;

•         Elaborate and apply an unique methodology for integrated management of supply chain of Eletrobras companies, recommending the aspects of corporate integrity and sustainability;

•         Carry out the mapping of critical suppliers, establish selection criteria, integrated due diligence, evaluation/monitoring and development of suppliers and elaborate a system of consequences in case of defaults;

RELEVANT FACT

•         Promote the planning and execution of joint purchases between Eletrobras companies, which provide significant reduction of costs from the high amounts and values involved.

Estimated Benefits in PDNG 2018-2022

▪  Optimization of the process of budgeting and improvement of control processes.

9th Initiative: Equity Portfolio Strategy owned by Eletrobras in Affiliated Companies

Active management of the affiliated companies portfolio enabling financial gains to the Company, including the evaluation of the possibility of substitution of shares of affiliated, given as guarantee of legal proceedings for Compulsory Loan, releasing these shares for sale or other management alternatives.

Estimated Benefits in PDNG 2018-2022

▪  Improvement in the management of the portfolio of shares of affiliates.

3rd Strategy: Operational Excellence – 8 associated initiatives

1st Initiative: Organizational Reestructuring:

Conclude the organizational restructure of Eletrobras companies, through measures such as:

•         Implementation of the Shared Services Center ("CSC"), mainly through the elimination of administrative and financial areas that have their activities absorbed by the CSC, to be described in the third strategy;

•         Reorganization of other remaining operational activities in Eletrobras companies.

  Estimated Benefits in PDNG 2018-2022

•         Organizational structure appropriate to business activities;

•         Other benefits related to CSC initiative.

2st Initiative: PRO-ERP Implementation

The implementation of PRO-ERP will allow:

1.  Unification of data: Finance, Asset Management and Supplies;

2.  Preparation of a single chart of accounts;

3.  Feasibility of CSC.

Entry into production in two stages in 2018.

  Estimated Benefits in PDNG 2018-2022

RELEVANT FACT

•         Unified Information System streamlining decision making and improving the information disclosure process.

3rd Initiative: Shared Services Center (CSC)

•         Launch of the Shared Services Center (CSC) in 2018 with the centralization of the following activities: Finance and Cash Management, Accounting and Tax, Human Resources, Procurement and Logistics, Infrastructure and General Services, Information Technology and Legal;

•         The CSC will be implemented initially in the companies of Rio de Janeiro and later will be implemented another 3 branches in Florianópolis, Recife and Brasília;

•         The processes that do not depend on the PRO-ERP (mentioned above) are already being transferred to the CSC and as the PRO-ERP goes into production the other processes will migrate to the CSC;

•         Upon implementation of the CSC, a Incentive Disenreollment Plan ("PID") will be implemented for employees involved in the administrative activities that migrated to the CSC, as described below.

Estimated Benefits in PDNG 2018-2022

•         Standardization and optimization of processes;

4th Initiative: Reduction of personnel costs

•         Reduction of personnel costs, through the Incentive Disenrollment Plan (PID), with a reduction estimated of R$ 890.4 million/year, considering a disconnection in 2018 of about 3,017 employees. The estimated cost for the dismissal of these employees is approximately R$ 965 million;

•         Reduction of expenses with manageable personnel accounts such as: overtime, additional warning and additional hazard;

•         Unique contracting of benefits for the Eletrobras Companies aiming at the gain of scale and consequent reduction of costs;

  Estimated Benefits in PDNG 2018-2022

•
Total Reduction of personnel costs by approximately R$ 959 million after completion of the above measures.

5th Initiative: Regulatory Strategy for Generation and Transmission

Generation

Obtain an increase in the Annual Generation Revenue - RAG relative to generation assets, whose concessions were extended in light of Law 12,783/2013, resulting in GAG improvement of approximately R$ 1,361.6 million/year;

RELEVANT FACT

Improvement of the management of the infractions drawn up by Aneel - National Agency of Electric Energy against Eletrobras Companies, encompassing the entire process from the inspection of ANEEL to the written of the Infraction Notice.

Transmission

Improvement of the management of the infractions drawn up by Aneel - National Agency of Electric Energy against Eletrobras Companies, encompassing the entire process from the inspection of ANEEL to the drafting of the Infraction Notice.

Follow the developments of the Public Hearing No. 41/2017 regarding the evaluation of the results about regulatory operational costs and the methodology to be used for calculating the cost of capital, as well as promoting the articulation between Eletrobras' transmission companies in the the methodology that will deal with the improvement of the Reference Price Bank of the transmission.

Estimated Benefits in PDNG 2018-2022

•         Reduce expenses with fines; and

•         Increased revenue.

6th Initiative: Eletric Energy Commercialization Comittee

▪  Consolidate processes, control and governance, improving information systems and risks management to turn more efficient the energy commercialization.

Estimated Benefits in PDNG 2018-2022

•         Increased revenue through the capture of synergies, cost efficiency and better performance of Eletrobras Companies in energy transactions.

7th Initiative: Plan for the recovery of the works of the Nuclear Power Plant of Angra 3

▪  Enable conditions for effective restart of the construction works of the Angra 3 TEP;

▪  Seek negotiations for new foreign partners and governments, aiming the completion of the work;

▪  To promote studies for readjustment of the tariff, revision of contracts, renegotiation of financing to enable the work to be resumed.

Estimated Benefits in PDNG 2018-2022

•         Completion of Angra 3's Nuclear Plant works and increment of revenue for Eletronuclear.

RELEVANT FACT

8th Initiative: Modernization andAutomation of transmission and generation installations

Implement the tele-assistance resources in the Eletrobras facilities in order to increase operational efficiency and reliability through the remote operation of the facilities.

Estimated Benefits in PDNG 2018-2022

▪  Increase the operational efficiency and reliability.

4th Strategy: Sustainable Action – 4 initiatives

1st Initiative: Commitment to Agenda 2030

Coordinate the actions for the implementation, monitoring and reporting of Eletrobras companies focused on Agenda 2030, approved in September 2015, by the General Meeting of the United Nations (UN), aiming at sustainable development.

Estimated Benefits in PDNG 2018-2022

▪  Increased recognition among stakeholders regarding Eletrobras' commitment to Sustainable Development;

▪  Improvement of the corporate image of the company, stimulating the increase of its market value;

▪  Creating value for the company and its stakeholders;

▪  Improvement in the processes of evaluation of business sustainability indexes that collaborate with its listing and possible access to more attractive lines of financing.

2nd Initiative: Prospect opportunities thorugh Green Bond

Evaluate the opportunities for issuance of "green" bonds to finance sustainable projects.

Estimated Benefits in PDNG 2018-2022

▪  Viabilization of renewable energy projects, contributing to overcome the current investment restrictions;

▪  Increased revenue from the implementation of these sustainable projects.

RELEVANT FACT

3th Initiative: Methodology to measure results of Research, Development and Inovation projects

Elaborate a unified methodology for quantifying the results of the R&D+I projects of Eletrobras companies.

Estimated Benefits in PDNG 2018-2022

▪  Better allocation of human and financial resources for R&D+I;

▪  New opportunities for generating new revenues or reducing costs.

4th Initiative: Implementation of the Integrated Report

Implementation of the Integrated Report, in line with IIRC guidelines - to meet the requirements of good corporate governance practices recommended by the Brazilian Institute of Corporate Governance (IBGC), which include the following fundamental requirements: transparency , accountability, equity and compliance.

Estimated Benefits in PDNG 2018-2022

▪  Improvement in the relationship with the stakeholders, based on meeting their needs and managing their expectations;

▪  Increase in the perception of value of the company and possible improvement in the financing conditions due to the greater trust of the stakeholders as a result of meeting their information needs.

5th Strategy: Valuing of People - 3 initiatives

1st Initiative: Personnel Quali-quantitative dimensioning

Define the personnel quali-quantitative of Eletrobras companies by position, level of complexity, training, work area, macroprocess, process and organizational unit considering the dismissals promoted by the PAE - Extraordinary Retirement Plan in 2017 and to be promoted by the PID - Dismissal Plan Incentive in 2018 and the implementation of the aforementioned CSC and Pro-ERP projects.

Estimated Benefits in PDNG 2018-2022

▪  Personnel that are adherent and compatible with the current duties of the Company, generating an increase in efficiency in the processes and a better balance between the teams;

▪  Adherence between the strategic direction of the company and the activities carried out.

2nd Initiative: Improvement of the Performance Management System

Improve the performance management systems of Eletrobras companies by promoting acculturation to meritocracy based on behavioral and employee results.

RELEVANT FACT

Estimated Benefits in PDNG 2018-2022

▪  Encourage the culture of meritocracy and performance measurement;

▪  Identify new talent, from the identification of new organizational skills;

▪  Prioritize areas of organizational development from the competency gaps identified;

▪  Develop tools to implement variable remuneration.

3th Initiative: Pool of Talents and Opportunities

Promote a structured program of internal and external mobility between Eletrobras companies, which provides adherence to the ideal framework for each organizational unit, which can lead to process optimization and an improvement in employee performance. In addition, the initiative will create a talent bank, enabling the implementation of a succession plan;

Estimated Benefits in PDNG 2018-2022

▪  Increased process efficiency through better staff allocation and improved leadership succession program;

▪  It will enable to preserve the financial benefits achieved through the implementation of the CSC and Pro-ERP implementation projects and the shutdowns promoted by the PAE and PID;

▪  Reduction of personnel costs with the non-realization of new hirings made possible by the mobility of employees between Companies.

Disclaimer

In view of the foregoing, this Relevant Fact has the purpose of demonstrating to the shareholders and market the strategies and initiatives that will be pursued by Eletrobras, in order to achieve the goals of its PDNG 2018-2022. However, it is important to note that this Relevant Fact contains certain estimates. Such estimates are not forward-looking statements but reflect our management's beliefs and expectations and may constitute estimates and uncertain projections about future events in accordance with the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believe", "may", "can", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify estimates that necessarily involve and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our Reference Form, 20Fs Forms and other documents filed with the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission of the United States of America.

RELEVANT FACT

Therefore, the estimates and projections in this document refer only to the date they were expressed, and we do not assume any obligation to perform any of these estimates, financial metrics or projections due to the occurrence of new information or future events, being important to note that Eletrobras has not changed its disclosure policy and continues without disclosing projections for the purpose of CVM Normative Instructions 480 and 358. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

Rio de Janeiro, December 17, 2017.

Armando Casado de Araujo

Chief Financial Officer and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.